Exhibit 99.1

Allot Communications Reports Non-GAAP 17.2% Revenue
Growth for First Quarter of 2014

Non-GAAP Revenues reach $28.3 million, compared with $24.2 million in first quarter of 2013

Hod Hasharon, Israel – April 30, 2014 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced its first quarter 2014 results, with non-GAAP revenues reaching $28.3 million.

Other Fourth Quarter Highlights:

•	Non-GAAP revenues grew 17.2% year on year and 3.5% sequentially.

•	Non-GAAP gross margin was 73% (71% on a GAAP basis).

•	Non-GAAP operating margin was 7% (2% operating loss on a GAAP basis).

•	Book-to-bill above one.

•	Generated $3.4 million of operating cash flow. Net cash as of December 31st 2013 totals $122.2 million.

Financial Results:

On a non-GAAP basis, total revenues for the first quarter of 2014 reached $28.3 million, compared with $24.1 million of revenue reported for the first quarter of 2013 and $27.3 million of revenue reported for the fourth quarter of 2013.  On a non-GAAP basis, net profit for the first quarter of 2014 was $2.1 million, or $0.06 per basic and diluted share. This compares with non-GAAP net profit of $3.2 million, or $0.10 per basic and $0.09 per diluted share, in the fourth quarter of 2013 and a non-GAAP net profit of $0.6 million, or $0.02 per basic and diluted share, in the first quarter of 2013.

Total GAAP revenues for the first quarter of 2014 reached $28.3 million compared to $24.1 million of revenue reported for the first quarter of 2013 and $27.3 million of revenue reported for the fourth quarter of 2013. On a GAAP basis, the net loss for the first quarter of 2014 was $0.4 million, or of $0.01 per basic and diluted share. This compares with a net profit of $1.2 million, or $0.04 per basic and diluted share, in the fourth quarter of 2013 and a net loss of $1.8 million, or $0.06 per basic and diluted share, in the first quarter of 2013.

Key Quarterly Achievements:

•	During the quarter, large orders were received from 25 service providers, five of which are new customers.

•	14 of the large orders came from mobile-service providers and 11 were from fixed-line service providers.

•	Introduced the new Allot Service Gateway Tera platform which has already received $9 million orders from four different mobile and fixed line operators worldwide.

•	Won a new video optimization contract from an Asian Tier-1 mobile operator.

•	Received its first $1 million, ClearSee Big-Data Analytics Solution, purchase order from a Tier-1 mobile and fixed operator.

"During the first quarter 2014 we continued to execute well on all fronts and produced a strong inflow of large orders, as well as expanded our customer base, an achievement, which we believe, should be beneficial for Allot in the mid as well as the long-term horizon. We reached a record revenues level for a first quarter and book to bill was above one for a fifth time in a row.” said Rami Hadar, Allot Communications' President and CEO. "Our well-diversified, differentiated VAS offering is one of the key catalysts for the demand that we experience from service providers and we look forward to continuing to address the needs of our Tier-1 customers with our innovative service generating VAS suite.”

# # #

Conference Call & Webcast

The Allot management team will host a conference call to discuss first quarter 2014 earnings results today at 8:30 AM ET, 3:30 p.m. Israel time.

To access the conference call, please dial one of the following numbers: US: +1646 254 3368, UK: +44(0)203 4271933, Israel: +97237217906, participant code 9702862.

A replay of the conference call will be available from 12:00 AM ET on April 30, 2014 for 30 days. To access the replay, please dial: US: +1 347 366 9565; UK: +44 (0)20 3427 0598, access code: 9702862. A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle and work style. Allot’s DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to analyze, protect, improve and enrich the digital lifestyle services they deliver. Allot’s unique blend of innovative technology, proven know-how, collaborative approach to industry standards and partnerships enables service providers worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation

The discrepancy between GAAP and non-GAAP revenues is related to the acquisitions made by the Company during the year and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net profit is defined as GAAP net profit after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, regulatory matters, acquisition-related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2014	2013
	(Unaudited)

Revenues	$28,284	$24,114
Cost of revenues	8,195	6,740
Gross profit	20,089	17,374

Operating expenses:
Research and development costs, net	7,221	6,902
Sales and marketing	10,497	9,827
General and administrative	2,887	2,638
Total operating expenses	20,605	19,367
Operating loss	(516)	(1,993)
Financial and other income, net	149	187
Loss before income tax expenses	(367)	(1,806)

Tax expenses	21	41
Net loss	(388)	(1,847)

Basic net loss per share	$(0.01)	$(0.06)

Diluted net loss per share	$(0.01)	$(0.06)

Weighted average number of shares
used in computing basic net
earnings per share	32,939,195	32,561,977

Weighted average number of shares
used in computing diluted net
earnings per share	32,939,195	32,561,977

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2014	2013
	(Unaudited)

GAAP net loss as reported	$(388)	$(1,847)

Non-GAAP adjustments
Fair value adjustment for acquired deferred revenues write down	12	37
Expenses recorded for stock-based compensation
Cost of revenues	88	86
Research and development costs, net	469	411
Sales and marketing	821	746
General and administrative	614	586
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative	8	12
Research and development costs, net	-	6
Intangible assets amortization
Cost of revenues	399	504
Sales and marketing	66	58

Total adjustments	2,477	2,446

Non-GAAP net profit	$2,089	$599

Non- GAAP basic net profit per share	$0.06	$0.02

Non- GAAP diluted net profit per share	$0.06	$0.02

Weighted average number of shares
used in computing basic net
earnings per share	32,939,195	32,561,977

Weighted average number of shares
used in computing diluted net
earnings per share	33,895,273	33,506,441

(*) Mostly legal, finance and compensation expenses related to the acquisition

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2014	2013
	(Unaudited)

GAAP Revenues	$28,284	$24,114

Fair value adjustment for acquired deferred revenues write down	12	37

Non-GAAP Revenues	$28,296	$24,151

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,036	$42,813
Short term deposits	30,500	38,000
Marketable securities and restricted cash	40,639	40,798
Trade receivables, net	21,414	16,908
Other receivables and prepaid expenses	8,906	8,218
Inventories	13,474	13,798
Total current assets	165,969	160,535

LONG-TERM ASSETS:
Severance pay fund	260	254
Deferred taxes	1,602	1,602
Other assets	2,726	771
Total long-term assets	4,588	2,627

PROPERTY AND EQUIPMENT, NET	5,990	5,874
GOODWILL AND INTANGIBLE ASSETS, NET	29,756	30,221

Total assets	$206,303	$199,257

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$4,887	$3,191
Deferred revenues	13,527	12,504
Other payables and accrued expenses	12,851	10,906
Total current liabilities	31,265	26,601

LONG-TERM LIABILITIES:
Deferred revenues	2,520	2,447
Accrued severance pay	292	282
Total long-term liabilities	2,812	2,729

SHAREHOLDERS' EQUITY	172,226	169,927

Total liabilities and shareholders' equity	$206,303	$199,257

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2014	2013
	(Unaudited)

Cash flows from operating activities:

Net Loss	$(388)	$(1,847)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	800	880
Stock-based compensation related to options granted to employees	1,992	1,829
Amortization of intangible assets	465	562
Decrease in accrued severance pay, net	4	24
Increase in other assets	(82)	(29)
Decease in accrued interest and amortization of premium on marketable securities	208	11
Increase in trade receivables	(4,506)	(5,351)
Increase in other receivables and prepaid expenses	(102)	(44)
Decrease in inventories	324	320
Increase (decrease) in trade payables	1,696	(1,381)
Increase (decrease) in employees and payroll accruals	1,062	(722)
Increase (decrease) in deferred revenues	1,096	(2,988)
Increase in other payables and accrued expenses	876	1,173

Net cash provided by (used in) operating activities	3,445	(7,563)

Cash flows from investing activities:

Decrease in restricted deposit	-	4
Redemption of short-term deposits	7,500	61,042
Purchase of property and equipment	(916)	(856)
Investment in marketable securities	(900)	(15,662)
Proceeds from redemption or sale of marketable securities	901	2,279
Loan provided to third party, net	(2,563)	-

Net cash provided by investing activities	4,022	46,807

Cash flows from financing activities:

Exercise of employee stock options	756	164

Net cash provided by financing activities	756	164

Increase in cash and cash equivalents	8,223	39,408
Cash and cash equivalents at the beginning of the period	42,813	50,026

Cash and cash equivalents at the end of the period	$51,036	$89,434